UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62747/August 20, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13888

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In the Matter of	:	
	:	
BCI TELECOM HOLDING, INC.,	:	
BONANZA EXPLORATIONS, INC. (F/K/A	:	ORDER MAKING FINDINGS AND
COPPERSTONE RESOURCES CORP.)	:	REVOKING REGISTRATIONS
(N/K/A BONANZA RESOURCES CORP.),	:	BY DEFAULT
BONAVENTURE RESOURCES, INC.,	:	
BRITISH AMERICAN HOLDINGS, LTD.,	:	
BRITISH-AMERICAN INSURANCE	:	
COMPANY, LTD.,	:	
BT ENERGY CORP.,	:	
BUTTERFIELD PREFERRED GROWTH	:	
FUND 83, and	:	
BY GEORGE HOLDING CORP.	:	
(N/K/A AMR MERIDIAN, INC.)	:	

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       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on May 11, 2010, alleging that the eight Respondents had failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. A Declaration filed by the Division of Enforcement (Division) on June 2, 2010, showed that all Respondents had been served with the OIP by May 25, 2010.

       On August 4, 2010, the Commission dismissed the proceedings against BCI Telecom Holding, Inc. in BCI Telecom Holding, Inc., Exchange Act Release No. 62649. The Commission issued Orders Making Findings and Revoking Registrations of Securities Pursuant to Section 12(j) of the Exchange Act as to By George Holding Corp. (n/k/a AMR Meridian, Inc.), British American Holdings, Ltd., and Bonanza Explorations, Inc. (f/k/a Copperstone Resources Corp.) (n/k/a Bonanza Resources Corp.). BCI Telecom Holding, Inc., Exchange Act Release No. 62275 (June 11, 2010), Exchange Act Release No. 62310 (June 17, 2010), Exchange Act Release No. 62375 (June 25, 2010).

Findings of Fact and Conclusions of Law

I now find Respondents Bonaventure Resources, Inc. (Bonaventure), British-American Insurance Company, Ltd. (British-American Insurance), BT Energy Corp. (BT Energy), and Butterfield Preferred Growth Fund 83 (Butterfield) in default because they have not filed Answers to the OIP, they did not participate in the telephonic prehearing conference on June 21, 2010, and they have not defended the proceeding in any way. On these facts, I find the following allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Bonaventure, Central Index Key (CIK) No. 910881, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Bonaventure is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on March 24, 1994, which reported a net loss of $1,548,131 for the prior nine months.

British-American Insurance, CIK No. 14294, is a Bahamas corporation located in Nassau, Bahamas, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. British-American Insurance is delinquent in its periodic filings with the Commission having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1997.

BT Energy, CIK No. 716786, is a void Delaware corporation located in Independence, Ohio, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. BT Energy is delinquent in its periodic filings with the Commission having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1995, which reported a net loss of $143,000 for the prior three months.

Butterfield, CIK No. 355809, is a cancelled California corporation located in Vancouver, Washington, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Butterfield is delinquent in its periodic filings with the Commission having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1994.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports, Rule 13a-13 requires domestic issuers to file quarterly reports, and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Bonaventure, British-American Insurance, BT Energy, and Butterfield each has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and Exchange Act Rule 13a-13 or Rule 13a-16.

Sanction and Order

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation is both necessary and appropriate for the protection of investors and ORDER, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of registered securities of Bonaventure Resources, Inc., British-American Insurance Company, Ltd., BT Energy Corp., and Butterfield Preferred Growth Fund 83 is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge